EXHIBIT 12

The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

	For the Years Ended
(In thousands, except ratio)	December 28, 2008	December 30, 2007	December 31, 2006	December 25, 2005	December 26, 2004
(Loss)/earnings from continuing operations before fixed charges
(Loss)/income from continuing operations before income taxes and income/loss from joint ventures	$(88,426)	$187,587	$(571,262)	$397,495	$429,065
Distributed earnings from less than fifty-percent owned affiliates	35,733	7,979	13,375	9,132	14,990
Adjusted pre-tax (loss)/earnings from continuing operations	(52,693)	195,566	(557,887)	406,627	444,055
Fixed charges less capitalized interest	55,290	49,435	69,245	64,648	54,222
Earnings/(loss) from continuing operations before fixed charges	$2,597	$245,001	$(488,642)	$471,275	$498,277
Fixed charges
Interest expense, net of capitalized interest(a)	$48,191	$43,228	$58,581	$53,630	$44,191
Capitalized interest	2,639	15,821	14,931	11,155	7,181
Portion of rentals representative of interest factor	7,099	6,207	10,664	11,018	10,031
Total fixed charges	$57,929	$65,256	$84,176	$75,803	$61,403
Ratio of earnings to fixed charges(b)	—	3.75	—	6.22	8.11

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K for the fiscal year ended December 28, 2008.

(a)  The New York Times Company ("the Company") adopted FIN 48 on January 1, 2007 (see Note 11 of the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K for the fiscal year ended December 28, 2008). The Company's policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.

(b)  In 2008, earnings were inadequate to cover fixed charges by approximately $55 million as a result of non-cash impairment charges of $197.9 million for the News Media Group. In 2006, earnings were inadequate to cover fixed charges by approximately $573 million as a result of a non-cash impairment charge of $814.4 million.